Amendment to the By-Laws of
                        Wisconsin Power and Light Company



                            (Effective July 25, 1996)


        Section 1 of Article III of the Bylaws of Wisconsin Power and Light Company was amended to read in its entirety as follows:

             Section 1 - The Annual Meeting of the Shareowners shall be held on the fourth Wednesday in May of each year (or if such day be a legal holiday in Wisconsin, then upon the following day); or on such other day of each year as the Board of Directors may determine. Each such meeting shall be held at the hour of 10:00 o'clock A.M. at the office of the Company in Madison, Wisconsin, unless the Board of Directors shall otherwise order. The Annual Meeting shall be held for the purposes of electing Directors and transacting such other business as may properly come before the meeting.